

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

November 27, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

November 27, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Possible Non Collection & Delayed Collection of Exposure Concurrent with Filing for Start of Civil Rehabilitation Proceedings by RAIKA CO., LTD. and its Affiliates

We hereby give notice that, concurrent with the filing for the start of civil rehabilitation proceedings with the Tokyo District Court by RAIKA CO., LTD. and its affiliates, there is possibility of non collection and/or delayed collection of the exposure extended to the company and its affiliates by UFJ Bank Limited, a subsidiary of UFJ Holdings, Inc.

1. Amount of exposure to the company

UFJ Bank Limited: Yen 28,090 million

2. Impact on earnings of UFJ Holdings

Non-collectible amount of the exposure mentioned above is not determined at the moment.

Concurrent with this announcement, there is no change to our forecasts of earnings for the current fiscal year, which have already been announced.